NO ACT

DC
PE
12-14-07

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

08020263

RECD S.E.C.
JAN 08 2008
1086

January 3, 2008

Alan L. Dye
Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/3/2008

Re: The Coca-Cola Company
Incoming letter dated December 14, 2007

Dear Mr. Dye:

This is in response to your letter dated December 14, 2007 concerning the shareholder proposal submitted to Coca-Cola by Elton W. Shepherd. We also have received a letter from the proponent dated December 21, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 10 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Elton W. Shepherd
720 Buff Drive N.E.
Atlanta, GA 30342

HOGAN &
HARTSON

Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
+1.202.637.5600 Tel
+1.202.637.5910 Fax

www.hhlaw.com

Rule 14a-8(i)(7)
Rule 14a-8(i)(3)

December 14, 2007

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Coca-Cola Company – Shareholder Proposal Submitted by Elton W. Shepherd

Ladies and Gentlemen:

We are writing on behalf of The Coca-Cola Company (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Act") to notify the Commission of the Company's intention to exclude from its proxy materials for its 2008 annual meeting of shareowners a proposal (the "Proposal") received from Elton W. Shepherd (the "Proponent"). We also request confirmation that the staff will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2008 proxy materials in reliance on Rule 14a-8(i)(7) and Rule 14a-8(i)(3) under the Act. In the alternative, in the event the staff does not agree that the Company may omit the Proposal in reliance on Rule 14a-8(i)(7) and Rule 14a-8(i)(3), we request that the staff require the Proponent to revise the supporting statement to remove the statements discussed below in reliance on Rule 14a-8(i)(3).

A copy of the Proposal and the Proponent's supporting statement, together with related correspondence received from the Proponent, are attached as Exhibit 1.

In accordance with Rule 14a-8(j), we have enclosed six copies of this letter, including the exhibits. A copy of this letter also is being provided simultaneously to the Proponent.

The Company currently intends to file definitive copies of its proxy materials with the Commission on or about March 3, 2008.

The Proposal

The Proposal requests that the Company's shareowners approve the following resolution:

> "RESOLVED: That Shareowners Urge Coca-Cola's Board That A Significant Percentage Of Future Awards Of Free Restricted Stock And Performance Share Units . . . Are performance based; Are tied to company specific performance metrics, performance targets and timeframes clearly communicated to shareowners; Can not be prematurely released or substantially altered without a shareowners vote."

Rule 14a-8(i)(7): Ordinary Business Operations

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." *Release No. 34-40018* (May 21, 1998) (the "1998 Release").

The Commission's 1998 release established two "central considerations" underlying the ordinary business exclusion. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second is that a proposal should not "seek[] to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The staff has previously stated that certain equity compensation proposals focusing solely on compensation paid to senior executive officers and directors are not considered matters within the "ordinary business operations" of a company and are not excludable under Rule 14a-8(i)(7). See *Staff Legal Bulletin No. 14A* (July 12, 2002). The staff further stated in *SLB No. 14A*, however, that a company may rely on Rule 14a-8(i)(7) for exclusion of equity compensation proposals focusing more generally on a company's "general workforce" (including senior executive officers and directors).

The Proposal requests that a "significant percentage" of the Company's future restricted stock and performance share units ("PSUs") (i) be performance based, (ii) be tied to specific performance metrics, performance targets and timeframes clearly communicated to shareowners, and (iii) not be prematurely released or altered without shareowner approval. The Proposal does not purport to limit its application to awards made to senior executive officers and directors (or any other specific group of employees), but instead would apply to *all* awards of restricted stock and PSUs, regardless of the rank or position of the grantee.

For this reason, the staff has previously permitted exclusion of a nearly identical proposal from the Proponent on grounds that the proposal concerns "general compensation matters." See *AmSouth Bancorporation* (January 12, 2006); *AmSouth Bancorporation* (January 17, 2005); and *AmSouth Bancorporation* (February 4, 2004). In each of the cited examples, the Proponent requested that the company confine future grants of restricted stock to the same limitations contained in the Proposal.

The only difference between the Proposal and the proposals addressed by the staff in the letters cited above is that the Proposal would apply to the Company's PSUs, not just restricted stock. The Proponent's inclusion of PSUs in the Proposal does not alter the fact that the Proposal applies to the Company's equity compensation programs generally and is not limited to the Company's senior executives and directors. Accordingly, the Proposal is excludable under Rule 14a-8(i)(7) as an ordinary business matter (i.e., general compensation matters).

Rule 14a-8(i)(3): False and Misleading Statements

Rule 14a-8(i)(3) permits the exclusion of a proposal and an accompanying supporting statement if either is contrary to the Commission's proxy rules. One such rule, Rule 14a-9, prohibits false or misleading statements in proxy materials.

The staff has stated that a company may exclude statements contained in a proposal, or exclude a proposal in its entirety, under Rule 14a-8(i)(3) where "statements directly or indirectly...make charges concerning improper...conduct or association, without factual foundation," or where "the company demonstrates objectively that a factual statement is materially false and misleading." See *Staff Legal Bulletin No. 14B* (September 15, 2004).

While the Company acknowledges the staff's long-standing practice of permitting shareholders to make revisions that are minor in nature, this practice, as stated by the staff, was adopted to "deal with proposals that comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily." See *Staff Legal Bulletin No. 14B*. Indeed, as stated by the staff in *Staff Legal Bulletin No. 14B*, "Our intent to limit this practice to minor defects was evidenced by our statement in SLB No. 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement or both as materially false or misleading if a proposal or supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules." See also *Staff Legal Bulletin No. 14* (July 13, 2001).

The Proponent's supporting statement contains so many statements that either are demonstrably and objectively false, or imply improper conduct on the part of the Company without factual foundation, that the Proposal would require extensive editing in order to comply with Rule 14a-8(i)(3) and Rule 14a-9. On this basis, the Proposal may be omitted from the Company's proxy materials.

Mary E. Minnick Released Share Amounts

The supporting statement includes the statement that "Minnick received the cash equivalent of 35,000 forfeited, unvested shares" upon her departure from the Company. As described in the Company's Form 8-K filed with the Commission on March 6, 2007, Mary E. Minnick, the Company's former Executive Vice President and President, Marketing, Strategy and Innovation, departed the Company, effective February 28, 2007. Upon her departure, 19,228 unvested shares of restricted stock were released to Ms. Minnick. These shares were not "forfeited" shares, as suggested by the Proponent, but were in fact the shares earned by Ms. Minnick pursuant to the Company's shareowner-approved plan for the 2004 – 2006 PSU performance period, which ended December 31, 2006. Moreover, Ms. Minnick did not receive cash in lieu of shares. A copy of Ms. Minnick's Form 4, dated February 16, 2007, reporting her acquisition of these shares is attached as Exhibit 2. (Ms. Minnick will also be entitled to receive a pro rata cash payment for PSUs earned during the 2005 – 2007 PSU performance period if the performance criteria are met. The results of the 2005 – 2007 PSU performance period will be determined in February 2008.)

The Company does not know where the Proponent obtained the "35,000" number included in his supporting statement; however, as disclosed in the Company's 2007 proxy statement, Ms. Minnick's target award for the 2006 – 2008 PSU performance period, which was granted at the beginning of 2006, was 35,000 PSUs. The Proponent seems to have taken this number and turned it into support for his argument that 35,000 shares of restricted stock were released to Ms. Minnick upon her departure from the Company, or replaced by a cash payment. This statement is objectively false.

Establishment of Performance Share Unit Program

The supporting statement includes the statement that "In 2001, Coca-Cola Established A Performance Share Unit Program." This statement too is objectively false. The Company established its first PSU program in late 2003, with the first three-year performance period of

2004 – 2006. While it is true that in 2001 the Company's shareowners approved an amendment to the Company's 1989 Restricted Stock Award Plan of The Coca-Cola Company ("1989 Plan") to allow for the grant of performance-based awards, this amendment did not establish the Company's "Performance Share Unit Program." The 1989 Plan, as amended in 2001, was used by the Company to grant only performance-based restricted stock awards until the establishment of the first PSU performance period in 2004. Copies of the relevant portions of the Company's proxy statements for the 2004 and 2001 annual meetings of shareowners are attached as Exhibits 3(a) and (b), respectively. Accordingly, the Proponent's statement that the Company instituted a PSU program in 2001 is objectively false and misleading in that it implies the Company has been issuing PSUs for three years longer than is the case.

PSU Growth Targets

In the supporting statement, the Proponent states that "In 2006, Coca-Cola met its PSU growth target by excluding certain accounting charges. Actual EPS grew +5.9%, not +8.0%." This statement is objectively false and misleading in a number of respects, described below.

Background

The Company's Compensation Committee established compound annual growth in earnings per share ("EPS") as the performance measure for its PSU awards (prior to the Company's most recent PSU grants for the 2007 - 2009 performance period). The target EPS growth level is set at the beginning of the three-year performance period and is measured over that period. As described in the Company's annual report on Form 10-K for the year ended December 31, 2006, compound annual growth in EPS is adjusted for certain items impacting comparability from year-to-year in order to ensure consistency over the period.

In addition, as clearly disclosed in the 2007 proxy statement, in the event that compound annual growth in EPS, as adjusted, at the end of the three-year performance period exceeds the "target" level established by the Compensation Committee, a number of shares of the Company's common stock greater than the "target" level will be issued to the executive. In the event that the compound annual growth in EPS, as adjusted, at the end of the three-year performance period does not meet the "target" level established by the Compensation Committee (but is greater than the "threshold" level established by the Committee), a number of shares of the Company's common stock less than the "target" level will be issued to the executive.

The Company met its PSU growth target "in 2006"

Because the performance period for PSUs covers three years, the Proponent's statement that the Company met its PSU growth target "in 2006" does not clearly inform the Company's shareowners (or the Company) which performance period the Proponent is referring to in support of the Proposal. It is unclear whether the Proponent is referring to the performance period that ended in 2006 (covering the period 2004 – 2006), or the performance period that began in 2006 (covering the period 2006 – 2008). In either case, the statement is objectively false, as explained below.

The Company "met" its PSU growth target for the 2004 – 2006 performance period

If the Proponent is referring to the performance period that began in 2004 and ended in 2006, the statement that the Company "met" its PSU growth target in 2006 is not correct. The Company's compound annual growth in EPS for purposes of the 2004 – 2006 PSU performance period, with all applicable adjustments as certified by the Audit Committee and approved by the Compensation Committee, was <u>below</u> the target level established for that period. Thus, all plan participants, including many of the Company's executives, received a number of restricted shares below target. For example, as disclosed in the 2004 proxy statement (see <u>Exhibit 3(a)</u>), Gary P. Fayard, the Company's Executive Vice President and Chief Financial Officer, received a target award of 42,246 PSUs for the 2004 – 2006 performance period. As reported on Mr. Fayard's Form 4, dated February 16, 2007 (attached as <u>Exhibit 4(a)</u>), after the performance for the 2004 – 2006 period was certified, only 27,882 shares, or approximately 66% of the target, were issued. The remaining PSUs were forfeited. Thus, the Proponent's statement that the Company met its target EPS growth level is objectively false, assuming the Proponent is referring to the 2004 - 2006 performance cycle.

The Company "met" its PSU growth target for the 2006 – 2008 performance period

If the Proponent is referring to the performance period that began in 2006 and will end in 2008, whether compound annual growth in EPS for that period will be below, at or exceed the target level established by the Committee will not be determinable until the end of the performance period. As disclosed in the 2007 proxy statement, attached as <u>Exhibit 4(b)</u>, the Company set the target level of EPS growth for the three-year performance period at 8%. The Company will not know whether it has "met" the 8% target level until early 2009.

Actual EPS Growth for the Performance Period was not 5.9%

Finally, the Proponent states that the Company's earnings per share increased 5.9%, not 8.0%, in 2006. The Company has informed us that, while this is technically a true statement, it is true with respect to the Company's EPS growth rate from fiscal 2005 as compared to fiscal 2006 – a period of one year. As discussed above, for purposes of its PSU program, the Company measures compound annual growth in EPS over a three-year period; growth in EPS over a one-year period does not determine whether the cumulative three-year target will be met under the PSU program, and did not determine whether the 2004 - 2006 PSUs were issued at "target" level.

For all the reasons discussed above, the Proponent's statement that "In 2006, Coca-Cola met its PSU growth target by excluding certain accounting charges. Actual EPS grew +5.9%, not +8.0%" is objectively false in numerous respects. In addition, by stating that the Company "met" its PSU growth target by "excluding certain accounting charges," and that EPS growth was "actually" 5.9%, the Proponent implies that the Company has improperly manipulated its three-year compound annual growth target in order to issue PSUs at the target level, which is materially false and misleading.

PSU Forfeitures and Issuances

In his supporting statement, the Proponent states that "From 2003 to 2007, three new PSU's were issued for every PSU forfeited." Putting aside the fact that the performance period ending on December 31, 2007 has not yet concluded, and thus it is not yet known whether the performance target for the 2005 -- 2007 performance period will be achieved, the statement is objectively and demonstrably false. As described in the 2007 proxy statement, PSUs are forfeited when the pre-established performance targets are not met. As noted above, Mr. Fayard earned approximately 66% of his PSUs for the 2004 – 2006 performance period, and forfeited the remaining 34%. While this is only one example, it demonstrates that the blanket statement by the Proponent is objectively false and misleading. In addition, the statement implies that the Company treats forfeiture as a sham and replaces shares that have been forfeited, which is patently untrue.

Shareowner Table

The Proposal contains a table which purports to set forth a list of the Company's shareowners who "always vote no." Presumably, the Proponent is asserting that these shareowners always vote no on his proposals (and perhaps other shareowner proposals) as support for his contention that his proposal actually received 51% of the vote at the Company's 2007 annual meeting of shareowners. Unless the Proponent has individually asked each of these shareowners how they voted on the Proponent's proposal last year, there is no way the Proponent could know this information, as the individual voting results from the Company's 2007 annual meeting of shareowners are confidential. In addition, the Company believes this statement is objectively and demonstrably false, as at least one shareowner included in the Proponent's table has informed the Company that it, in fact, supported the Proponent's proposal last year. Thus, the Proponent's statement that 51% of shareowners voted in favor of his proposal if "certain shareowners who always vote no" are excluded is misleading, and suggests to the Company's shareowners that the proposal is supported by a majority of "objective" shareowners.

Conclusion

For the reasons set forth above, it is our view that the Company may exclude the Proposal from its proxy materials under Rule 14a-8(i)(7) and Rule 14a-8(i)(3). We further request confirmation that the staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal. In the alternative, we request confirmation that the Company may exclude the statements referenced above pursuant to Rule 14a-8(i)(3).

When a written response to this letter becomes available, please fax the letter to me at (202) 637-5910. Should the staff have any questions in the meantime, please feel free to call me at (202) 637-5737.

Sincerely,

Alan L. Dye

cc: Elton Shepherd
Carol C. Hayes
Mark E. Preisinger
A. Jane Kamenz

Enclosures

Exhibit 1

RECEIVED

OCT 17 2007

SHAREOWNER AFFAIRS

October 15, 2007

Mark Preisinger - Assistant Vice-President, Shareowner Affairs
Coca-Cola Company
NAT 810
1 Coca-Cola Plaza
Atlanta, Georgia 30313

Reference: Shareowner Proposal of Elton W. Shepherd to the Coca-Cola Company dated October 15, 2007

Dear Mark:

Attached please find a shareowner proposal that I wish to include in Coca-Cola's 2008 proxy.

Also attached is correspondence from Edward Jones Company, confirming their status as record holder of my 26,294 shares of Coca-Cola common stock. This confirms that I am eligible to submit a shareowner proposal because I have continuously beneficially held from October 15, 2006 to October 15, 2007 at least $2,000 in market value of the Coca-Cola Company common stock entitled to be voted on my shareowner proposal at the annual meeting. Further, I confirm that I intend to hold my Coca-Cola stock through the date of the annual shareowners meeting.

Many thanks to you and your staff who have been consistently helpful and cordial in addressing my concerns and in guiding me through the SEC shareowner proposal process. I wish all of you the best in all endeavors.

Elton W. Shepherd
720 Buff Drive N. E.
Atlanta, Georgia 30342

Edward Jones
20 Atlanta Street
Marietta, GA 30060
(770) 514-7070

Al Cass
Financial Advisor

EdwardJones

October 15, 2007

Mark Preisinger - Assistant Vice-President, Shareowner Affairs
Coca-Cola Company
1 Coca-Cola Plaza
Atlanta, Georgia 30313

Reference: Shareowner Proposal of Elton W. Shepherd
to Coca-Cola dated October 15, 2007

Dear Mr. Preisinger:

As of October 15, 2007, the date Mr. Shepherd submitted his shareowner proposal, he was the holder of record of 26,294 shares of Coca-Cola common stock. We currently hold these shares of stock in street name for Mr. Shepherd in his Edward Jones accounts.

Further, we confirm Mr. Shepherd is eligible to submit a shareowner proposal since he continuously and beneficially held from October 15, 2006 to October 15, 2007 at lease $2,000 in market value of Coca-Cola common stock in his Edward Jones accounts. Therefore, he is entitled to vote on his shareowner proposal at the annual meeting.

Mr. Shepherd advises Edward Jones that he intends to hold his Coca-Cola common stock through the date of the annual shareowner meeting.

Cordially,

Al Cass, AAMS
Financial Advisor

2008 Coca-Cola Shareowner Proposal - Submitted October 15, 2007

In 1983, Coca-Cola Established A Restricted Stock Program.

Restricted Stock Is Antithetical To Corporate Governance "Best Practices."

It is ***free.***

Has ***no*** performance requirements.

Includes dividends and voting rights.

Dilutes the ownership of common shareowners.

And, guarantees recipients a profit, ***even if Coca-Cola's stock price decreases.***

Since 1983, Nearly Half Of All Free Restricted Shares Were Awarded To Two Executives.

Executive	Current Value of Free Shares
Goizueta	$ 640,000,000
Keough	$ 151,000,000
Total	***$791,000,000***

Although Free Restricted Shares Vest At Age 62, After A 5 Year Restriction Period, Coca-Cola Has Repeatedly Released Unvested Shares To Departing Executives.

Executive	Value of Unvested Free Shares
Ivester	$98,000,000 . . . Under Ivester our stock dropped from $58 to $52.
Stahl	$19,100,000
Daft	$ 8,320,000 . . . Under Daft our stock fell from $52 to $51.
Chestnut	$ 5,190,000
Frenette	$ 3,600,000
Isdell	$ 3,050,000 . . . Isdell left in 1998, returned as CEO in 2004.
Dunn	$ 2,500,000
Minnick	$ 1,700,000 . . . Minnick received the cash equivalent of 35,000 forfeited, unvested shares.
Ware	$ 1,600,000
Total	***$143,060,000***

Other Departing Executives Received Free Shares Under Employment Contracts.

Executive	Value of Free Shares
Patrick	$ 3,490,000 . . . Patrick also received a $2,000,000 consulting contract with "no obligation to work any hours during any period of time."

Heyer	$ 2,080,000	. . . Heyer also received an $8,000,000 cash severance.

In 2001, Coca-Cola Established A Performance Share Unit Program.

PSU's, Another Form Of Free Stock, Are Forfeited Unless Compound Earnings Per Share Grow +8.0% Over 3 Years. But, EPS Can Be Manipulated And Forfeiture Is Not Guaranteed.

In 2005, the Securities & Exchange Commission determined that Coca-Cola inflated EPS by "channel stuffing" concentrate from 1997-1999 in Japan.

In 2006, Coca-Cola met its PSU growth target by ***excluding*** certain accounting charges. Actual EPS grew +5.9%, not +8.0%.

From 2003-2007, three new PSU's were issued for every PSU forfeited.

CEO Isdell Has Received Over $41,000,000 In Free Stock.

Restricted shares upon departure in 1998	$ 22,490,000
Restricted shares upon return in 2004	$ 6,900,000
Performance Share Units, 2004 - 2006	$ 12,130,000
Total	***$ 41,520,000***

Since 2002, PepsiCo Has Outperformed Coca-Cola By + 24%.

	$100 Investment - Stock Price Appreciation Plus Dividends		
	1-1-2002	12-31-2006	Return
Coca-Cola*	$ 100	$ 115	+ 15%
PepsiCo	$ 100	$ 139	+ 39%

* Coca-Cola's stock price peaked at $89 in 1998.

In 2007 My Proposal Received 532,000,000 Votes Or 32%. Excluding Certain Shareowners Who Always Vote No, The Yes Vote Was 51%.

Shareowner	Shares Always Voted No	
Warren Buffett	200,000,000	. . . Buffett, a critic of excessive pay, supports free restricted stock.
Suntrust	90,000,000	. . . Suntrust and Coca-Cola share a Board member.
Woodruff Foundation	87,000,000	. . . Robert Woodruff never received free stock.
Barclays	65,000,000	
Vanguard	58,000,000	
Fidelity	45,000,000	
Coca-Cola Directors	38,000,000	
Northern Trust	26,000,000	. . . Northern Trust administers Coca-Cola's Pension Plan.
Emory University	4,000,000	

Georgia Tech	250,000
Total	***613,250,000***

Brokers Routinely Vote Against Shareowner Proposals. Please Instruct Your Broker To Vote Yes.

Resolved That Shareowners Urge Coca-Cola's Board That A Significant Percentage Of Future Awards Of Free Restricted Stock And Performance Share Units . . .

Are performance based;

Are tied to company specific performance metrics, performance targets and timeframes clearly communicated to shareowners;

Can not be prematurely released or substantially altered ***without a shareowners vote.***

TRA Index **TRA**

Hit # <PAGE> for price, dividend, and total return tables.

Total Return Analysis

Page 1/19

12/30/05 - 12/29/06 Period D Daily S&P 500 INDEX in USD

2 Close Divs 1 Gross Show Grid Y Yes 364 Day Holding Period

Returns	Holding Per		Annual Eq	
Simple Price Appreciation	[redacted]94	%	13.6593	%
Gross divs reinvested into index	15.7937	%	15.8404	%
Divs reinv at 4.9380	[redacted]	%	15.7051	%

Prices

FIRST	1248.29	on	12/30/05
LAST	1418.30	on	12/29/06
HIGH	1427.09	on	12/15/06
LOW	1223.69	on	06/13/06
AVE	1310.22 (Close)		



SPX Index price
Total ret reinv divs
1500
1400
1300
Total Divs = 24.875 pts
.50
.25
.00
20JAN06 10FEB 3MAR 24 14APR 5MAY 26 16JUN 7JUL 28 18AUG 8SEP 29 20OCT 10NOV 1DEC 22

TRA

NO FIELDS ENTERED.

Equity **TRA**

TOTAL RETURN ANALYSIS

KO US

CURR USD   COCA-COLA CO/THE

PER D Daily			
	SHARES	DATE	PRICE
BUY	1000	12/30/05 @	40.31
REVIEW		12/29/06 @	48.25

--- Hit 1 <GO> for divd/split data ---

COMMISSIONS	
TYPE 1) % 2) amt/shr 3) flat amt	
COMMISSION RATE/AMT	
TOTAL COMMISSION	



SECURITY PRICE (USD)
TOTAL RETURN REINV DIVS
55
50
45
40
35
30DEC05
28FEB06
28APR
30JUN
31AUG
31OCT
29DEC

RETURNS	HOLDING PERIOD	ANNUAL EQUIVALENT
SIMPLE PRICE APPRECIATION	19.6973 %	19.7565 %
REINVEST G Gross DVD IN SECURITY	23.0984 %	23.1687 %
REINVEST AT 2.9910 %	22.8128 %	22.8821 %

DIVS REINVESTED IN SECURITY	
TOTAL DIVIDENDS	1240.00
ADDL SHARES PURCH	28.41
CAPITAL GAIN/LOSS	7940.00
TOTAL GAIN/LOSS	9310.96

DIVS REINVESTED AT 2.9910 %	
TOTAL DIVIDENDS	1240.00
REINVESTMENT INCOME	15.83
CAPITAL GAIN/LOSS	7940.00
TOTAL GAIN/LOSS	9195.83

Exhibit 2

2

SEC Form 4

FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

OMB APPROVAL	
OMB Number:	3235-0287
Expires:	January 31, 2008
Estimated average burden hours per response	0.5

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1 (b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*
MINNICK MARY E
(Last) (First) (Middle)
THE COCA-COLA COMPANY
ONE COCA-COLA PLAZA
(Street)
ATLANTA GA 30313
(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol
COCA COLA CO [(KO)]

3. Date of Earliest Transaction (Month/Day/Year)
02/14/2007

4. If Amendment, Date of Original Filed (Month/Day/Year)

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)
Director 10% Owner
X Officer (give title below) Other (specify below)
Executive Vice President

6. Individual or Joint/Group Filing (Check Applicable Line)
X Form filed by One Reporting Person
Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Stock, $.25 par value	02/14/2007		A		19,228 (1)	A	$0	75,715	D	
Common Stock, $.25 par value								19,323 (2)	I	By 401 (k) plan

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Securities Underlying Derivative Security (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. I of de Se Be Ov Fo Re Tr (s)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares		
Hypothetical shares	$0 (3)							(4)	(4)	Common Stock, $.25 par value	5,737		5

Explanation of Responses:

1. These shares of restricted stock were issued in connection with the attainment of the performance criterion underlying performance share units granted in

December 2003.

2. Shares credited to my account under The Coca-Cola Company Thrift & Investment Plan, a tax-qualified 401(k) plan, as of February 14, 2007.

3. Each hypothetical share is equal to one share of Common Stock of The Coca-Cola Company.

4. There is no data applicable with respect to the hypothetical shares.

5. As of February 14, 2007.

Remarks:

By: /s/ Carol C. Hayes, Attorney-in-Fact	02/16/2007
** Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4 (b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Exhibit 3(a)

DEF 14A 1 a2128080zdef14a.htm DEF 14A
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3(a)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

2004 Proxy Statement

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.)

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to §240.14a-12

The Coca-Cola Company

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

Steven J. Heyer	0	N/A	685,000/ 910,000	3,329,225/ 4,700,600
Alexander R.C. (Sandy) Allan	0	N/A	496,400/ 424,125	725,813/ 1,190,543
Gary P. Fayard	8,000	201,240	407,250/ 414,000	1,238,531/ 1,287,369
Mary E. Minnick	9,000	211,174	269,365/ 302,705	920,831/ 1,020,669
Brian G. Dyson	0	N/A	900,000/ 0	1,165,500/ 0

Long-Term Performance Plans

Two long-term program awards were made by the Compensation Committee during 2003. The first awards were under the Long-Term Performance Incentive Program and are for the three-year performance period beginning January 1, 2003 and ending December 31, 2005. No future awards under this program are contemplated.

The second awards were Performance Share Unit Awards under the 1989 Restricted Stock Plan and are for the three-year performance period beginning January 1, 2004 and ending December 31, 2006.

The tables below describe the two awards.

Awards Under Long-Term Performance Incentive Program

Long-Term Incentive Plans — Awards in Last Fiscal Year[1]

			Estimated Future Payouts Under Non-Stock Price-Based Plan[2]		
(a)	(b)	(c)	(d)	(e)	(f)
Name	Number of Shares, Units or Other Rights (#)	Performance or Other Period Until Maturation or Payout	Threshold ($ or #)	Target ($ or #)	Maximum ($ or #)
Douglas N. Daft	1,661,000	3 years	$ 166,100	$ 1,661,000	$ 2,906,750
Steven J. Heyer	1,037,000	3 years	103,700	1,037,000	1,814,750
Alexander R.C. (Sandy) Allan	606,000	3 years	60,600	606,000	1,060,500
Gary P. Fayard	621,000	3 years	62,100	621,000	1,086,750
Mary E. Minnick	606,000	3 years	60,600	606,000	1,060,500
Brian G. Dyson	0	—	—	—	—

[1] The Company has established a Long-Term Performance Incentive Program which has been approved by share owners as part of the Executive and Long-Term Incentive Plan. The Compensation

Committee of the Board of Directors, which administers the plan, sets award targets for participating executives of the Company. The Compensation Committee determines a target award for each participant, and the target award cannot be increased for that period. The Committee also sets a matrix which contains the target levels for the performance measures selected. Actual awards are determined after the end of the three-year period and range from 0% to 175% of the participant's target award. The performance period for the awards set forth above is 2003-2005.

[2] If actual Company performance falls below certain parameters, no payouts are made. The target amount is earned if performance targets are achieved.

Awards of Performance Share Units

Long-Term Incentive Plans — Awards in Last Fiscal Year[1]

			Estimated Future Payouts Under Non-Stock Price-Based Plan[2]		
(a)	(b)	(c)	(d)	(e)	(f)
Name	Number of Shares, Units or Other Rights (#)	Performance or Other Period Until Maturation or Payout	Threshold ($ or #)	Target ($ or #)	Maximum ($ or #)
Douglas N. Daft[3]	0	—	—	—	—
Steven J. Heyer[4]	0	—	—	—	—
Alexander R.C. (Sandy) Allan	60,000	3 years	30,000	60,000	90,000
Gary P. Fayard	42,246	3 years	21,123	42,246	63,369
Mary E. Minnick	45,999	3 years	23,000	45,999	68,999
Brian G. Dyson	0	—	—	—	—

[1] The Company has established a program to provide Performance Share Unit Awards under The Coca-Cola Company 1989 Restricted Stock Award Plan (the "Restricted Stock Award Plan") to executives (the "Program"). This Program will be used for performance periods beginning in 2004. However, the Compensation Committee made awards for the 2004-2006 Performance Period in December 2003 to most executives participating in the Program. The Compensation Committee, which administers the plan, sets award targets for participating executives. The target is expressed as a number of share units and cannot be increased. The Committee also sets a matrix which describes the percentage of the target award to be granted after performance has been certified. The Performance Measure for the plan is compound annual growth in earnings per share. At the end of the three-year Performance Period, subject to the participant's continued employment, the Compensation Committee will grant a restricted stock award under the Restricted Stock Award Plan, which will contain restrictions for an additional two years. The awards have specific rules related to the treatment of the award, either during or after the Performance Period, in such events as death, disability, retirement, transfer to a Related Company and Involuntary Separation (other than for cause).

[2] If actual Company performance falls below certain thresholds, no payouts are made. The target award is granted if performance targets are achieved.

[3] A Performance Share Unit Award was not made to Mr. Daft due to his upcoming retirement.

[4] A Performance Share Unit Award was made to Mr. Heyer at the February 2004 Compensation Committee meeting, following a formal appraisal of his 2003 performance by the Compensation Committee taking into account input from the Board. No award appears in the table because the award was not made in fiscal 2003. The Compensation Committee awarded Mr. Heyer 109,234 Performance Share Units, with a threshold award of 54,617 and a maximum award of 163,851. The Performance Period and other terms for the award are the same as for the other named executive officers.

Domestic

The table below sets forth the annual retirement benefits payable under the Employee Retirement Plan of The Coca-Cola Company (the "Retirement Plan"), the retirement portion of the Supplemental Plan and The Coca-Cola Company Key Executive Retirement Plan (the "Key Executive Plan") upon retirement at age 65 or later. The calculations assume actual retirement on January 1, 2004. The benefits listed in the table are not subject to any reduction for Social Security or other offset amounts. These plans are described below.

Pension Plan Table

Assumed Average Annual Compensation for Five-Year Period Preceding Retirement	Years of Credited Service with the Company				
	15 Years	20 Years	25 Years	30 Years	35 Years
$ 500,000	$ 175,000	$ 200,000	$ 225,000	$ 250,000	$ 275,000
1,000,000	350,000	400,000	450,000	500,000	550,000
1,500,000	525,000	600,000	675,000	750,000	825,000
2,000,000	700,000	800,000	900,000	1,000,000	1,100,000
2,500,000	875,000	1,000,000	1,125,000	1,250,000	1,375,000
3,000,000	1,050,000	1,200,000	1,350,000	1,500,000	1,650,000
3,500,000	1,225,000	1,400,000	1,575,000	1,750,000	1,925,000
4,000,000	1,400,000	1,600,000	1,800,000	2,000,000	2,200,000
4,500,000	1,575,000	1,800,000	2,025,000	2,250,000	2,475,000
5,000,000	1,750,000	2,000,000	2,250,000	2,500,000	2,750,000

Generally, compensation utilized for pension formula purposes includes salary and annual bonus reported in the Summary Compensation Table. Awards under the Long-Term Performance Incentive Plan are generally also included in the computation of pension benefits under the Retirement Plan, the Key Executive Plan and the Supplemental Plan. Company contributions received under the Thrift Plan and Supplemental Plan and amounts related to stock options, performance share units or restricted stock

Exhibit 3(b)

3(b)

2001 Proxy Statement

1

SCHEDULE 14A
(RULE 14A-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION
PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
EXCHANGE ACT OF 1934 (AMENDMENT NO.)

Filed by the Registrant [X]

Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[ ] Preliminary Proxy Statement

[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[X] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to Rule 240.14a-12

The Coca-Cola Company

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

---

(2) Aggregate number of securities to which transaction applies:

---

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

---

(4) Proposed maximum aggregate value of transaction:

---

(5) Total fee paid:

[ ] Fee paid previously with preliminary materials:

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

---

(2) Form, Schedule or Registration Statement No.:

---

(3) Filing Party:

---

(4) Date Filed:

AUDIT FEES, FINANCIAL INFORMATION SYSTEMS DESIGN AND IMPLEMENTATION FEES AND ALL OTHER FEES. Fees for the last annual audit were approximately $5.5 million, financial information systems design and implementation fees were approximately $3.7 million and all other fees were approximately $20.5 million, including audit related services of approximately $9.5 million and nonaudit services of approximately $11 million. Audit related services generally include fees for statutory audits, information systems audits, business acquisitions, and accounting consultations. Financial information systems design and implementation fees consist entirely of fees billed by the Ernst & Young LLP consulting group prior to its sale on May 27, 2000 to Cap Gemini, a separate French public company.

We have been advised by Ernst & Young LLP that neither the firm, nor any member of the firm, has any financial interest, direct or indirect, in any capacity in the Company or its subsidiaries.

One or more representatives of Ernst & Young LLP will be present at this year's Annual Meeting of Share Owners. The representatives will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

Ratification of the appointment of the independent auditors requires the affirmative vote of a majority of the votes cast by the holders of the shares of Common Stock voting in person or by proxy at the Annual Meeting of Share Owners. If the share owners should not ratify the appointment of Ernst & Young LLP, the Board of Directors will reconsider the appointment.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE
FOR
THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS.

PROPOSAL TO APPROVE THE AMENDMENT TO THE 1989 RESTRICTED STOCK AWARD PLAN OF THE COCA-COLA COMPANY AUTHORIZING THE GRANT OF PERFORMANCE-BASED AWARDS AND THE ESTABLISHMENT OF PERFORMANCE CRITERIA THEREUNDER, WHICH APPROVAL SHALL ALSO CONSTITUTE APPROVAL OF ALL PERFORMANCE-BASED AWARDS GRANTED DURING FISCAL YEAR 2000

(ITEM 3)

SUMMARY

We are asking for your approval of an Amendment to the 1989 Restricted Stock Award Plan of The Coca-Cola Company (the "Plan"). The Amendment would permit the Restricted Stock Subcommittee to make Awards conditioned on performance criteria. The Plan, which was approved by share owners on April 19, 1989, currently has no performance measures. The Amendment would not cause any additional costs to share owners, would give the Company the benefit of a tax deduction and would provide the performance-based compensation element for use in appropriate circumstances. The closing price of a share of Company stock on the New York Stock Exchange on February 20, 2001 was $58.47.

The Plan itself does not require that this Amendment be approved by share owners. Share owners approved the Plan on April 19, 1989 without performance requirements. However, the Restricted Stock Subcommittee and the Board of Directors made the Amendment and the awards made under it contingent on share-owner approval. Share-owner approval is required for the amount of the Awards, if earned, to be deductible by the Company under Code Section 162(m). That section limits deductibility of certain compensation in excess of $1 million per year paid by a publicly traded corporation to a Covered Employee. Covered Employees are the Chief Executive Officer and the four other highest compensated executive officers. Please note that whether or not the Amendment is approved, the Restricted Stock Subcommittee may continue to make Awards that are not performance-based.

The Plan has been amended from time to time and on October 18, 2000 the Restricted Stock Subcommittee made performance-based Awards and established performance criteria and targets for these Awards, subject to share-owner approval of the Amendment. On February 15, 2001, the Board adopted the Restricted Stock Subcommittee's recommendation to amend the Plan to establish performance criteria with respect to future grants of performance-based Awards under the Plan. Share-owner approval of the Amendment will also constitute approval of all grants of performance-based Awards made under the Plan during the 2000 calendar year that apply the performance criteria set out in the Amendment. The performance criteria described below and all performance-based Awards applying such criteria that were granted in fiscal year 2000 under the Plan are contingent upon approval by the majority of votes cast by holders of the shares of Company Common Stock voting in person or by proxy at the Annual Meeting. These performance criteria are intended to align the interests of key executives more closely with the interests of share owners.

TAX ISSUES

Code Section 162(m) limits the deductibility of compensation of Covered Employees to $1 million per year unless the compensation qualifies as "performance-based." Compensation in the form of restricted stock can be excluded from this limit on deductibility if four conditions set forth by the Internal Revenue Service are met. These conditions are: (i) the compensation is payable on the attainment of one or more pre-established, objective performance criteria; (ii) the performance criteria are established by a committee that is comprised solely of two or more outside directors (such as the Restricted Stock Subcommittee); (iii) the material terms of the compensation and performance criteria are disclosed to and approved by share owners before payment; and (iv) the committee that established the performance criteria certifies that the performance criteria have been satisfied before payment.

SUMMARY OF PLAN AND PERFORMANCE CRITERIA

The following summary of the Plan is qualified in its entirety by the text of the Plan and the Amendment. The Plan is administered by the Restricted Stock Subcommittee of the Board of Directors. Eligibility requirements for the members of the Restricted Stock Subcommittee shall comply with the provisions of Rule 16b-3 promulgated pursuant to the Securities Exchange Act of 1934, as amended, or any successor rule or regulation and currently meets the requirements for "outside directors" under Code Section 162(m). The Restricted Stock Subcommittee has full and final authority, in its discretion, to determine the officers and key employees who would be granted Awards of restricted stock under the Plan, the number of shares subject to each such Award, the period during which each Award shall be subject to forfeiture, and all other terms and conditions of each Award, including whether the Award will be performance-based and the performance criteria applicable to any such performance-based Award.

The material terms of the Plan, as amended, and the performance criteria established thereunder for performance-based Awards are as follows:

Eligibility. The Restricted Stock Subcommittee is authorized to grant Awards of restricted stock under the Plan to officers and other key employees (as determined by the Restricted Stock Subcommittee) of the Company. Awards may also be granted to officers and other key employees of a Related Company (as defined in the Plan), but only if at the time of the grant the Company owns, directly or indirectly, either, (i) at least 50% of the voting stock or capital of the Related Company or (ii) an interest that causes the Related Company's financial results to be consolidated with the Company's financial results for financial reporting purposes. Although the class of employees that is generally eligible for restricted stock Awards under the Plan is broader, it is expected that the employees who will receive performance-based Awards tied to the performance criteria shall be limited to executive officers, senior vice-presidents and other key executives of the Company and subsidiaries (approximately 50 persons), as determined by the Restricted Stock Subcommittee in its sole discretion. No person is automatically eligible to participate in the Plan in any plan year. The Restricted Stock Subcommittee may make occasional Awards to key employees who are not included in the group of 50 persons in particular circumstances.

Awards and Performance Criteria. All Awards under the Plan are in the form of restricted stock or a promise to award restricted stock. Generally, restrictions on Awards of restricted stock under the Plan lapse and shares are released upon the earlier of a Change in Control (as defined in the Plan), or the participant's death, disability or retirement after attaining age 62, but only if such retirement occurs at least five years after the date of grant. Under the Plan, however, the Restricted Stock Subcommittee has discretion to grant Awards that are subject to such other conditions and different periods of restriction as it determines appropriate from time to time. The Restricted Stock Subcommittee exercised such discretion in fiscal year 2000, subject to share-owner approval of this proposal, to make grants of performance-based restricted stock Awards that are conditioned upon the attainment of the performance criteria described below. The Amendment was subsequently adopted by the Board on February 15, 2001, effective October 18, 2000, to specifically authorize the grant of performance-based Awards and to establish performance criteria for such Awards.

Under the terms of the Amendment, shares underlying the performance-based Awards will generally be released on March 1 following the completion of the "measurement period," based on the level of attainment during the measurement period of certain performance targets established by the Restricted Stock Subcommittee at or prior to the time of grant. If the performance targets are not attained during the measurement period, all shares underlying the Award will be forfeited. The measurement period will be determined by the Restricted Stock Subcommittee at the time of grant and will be a period of years commencing on January 1 of the first year of the measurement period

Exhibit 4(a)

4(a)

SEC Form 4

FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

OMB APPROVAL	
OMB Number:	3235-0287
Expires:	January 31, 2008
Estimated average burden hours per response	0.5

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1 (b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	5. Relationship of Reporting Person(s) to Issuer
FAYARD GARY P (Last) (First) (Middle) THE COCA-COLA COMPANY ONE COCA-COLA PLAZA (Street) ATLANTA GA 30313 (City) (State) (Zip)	COCA COLA CO [(KO)] 3. Date of Earliest Transaction (Month/Day/Year) 02/14/2007 4. If Amendment, Date of Original Filed (Month/Day/Year)	(Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Executive Vice President & CFO 6. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Stock, $.25 par value	02/14/2007		A		27,882 (1)	A	$0	70,289 (2)	D	
Common Stock, $.25 par value								5,575 (3)	I	By 401 (k) plan

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Securities Underlying Derivative Security (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares	
Employee Stock Option (right to buy)	$47.84	02/15/2007		A		255,172		(4)	02/14/2017	Common Stock, $.25 par value	255,172	$0
Hypothetical shares	$0 (5)							(6)	(6)	Common Stock, $.25 par value	5,594	

Explanation of Responses:

1. These shares of restricted stock were issued in connection with the attainment of the performance criterion underlying performance share units granted in December 2003.

2. Includes 115 shares acquired from December 2005 through December 2006 under The Coca-Cola Company Dividend and Cash Investment Plan.

3. Shares credited to my account under The Coca-Cola Company Thrift & Investment Plan, a tax-qualified 401(k) plan, as of February 14, 2007.

4. Option (with tax withholding right) granted on February 15, 2007 under The Coca-Cola Company 1999 Stock Option Plan. One-fourth of grant becomes exercisable on the first, second, third and fourth anniversaries of the grant date.

5. Each hypothetical share is equal to one share of Common Stock of The Coca-Cola Company.

6. There is no data applicable with respect to the hypothetical shares.

7. As of February 14, 2007.

Remarks:

/s/ Fayard, Gary P.	02/16/2007
** Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4 (b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Exhibit 4(b)

4(b)

2007 Proxy Statement

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.)

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:
☐ Preliminary Proxy Statement
☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a–6(e)(2))**
☒ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a–12

The Coca–Cola Company

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
☒ No fee required.
☐ Fee computed on table below per Exchange Act Rules 14a–6(i)(1) and 0–11.
(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0–11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.
☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0–11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

Performance Share Units. Awards of performance share units are currently limited to our senior executives, including the Named Executive Officers. Performance share units provide an opportunity for these executives to receive restricted stock if certain Company performance–related criteria are met for the performance period. Dividends are only paid once the performance criteria are met. The following are shareowner–approved measures from which the Compensation Committee may choose when granting awards:

- increase in shareowner value
- earnings per share
- net income
- return on assets
- return on shareowners' equity
- increase in cash flow
- operating profit or operating margins
- revenue growth
- operating expenses
- quality as determined by the Company's quality index
- economic profit
- return on capital
- return on invested capital
- earnings before interest, taxes, depreciation and amortization
- goals relating to acquisitions or divestitures
- unit case volume
- operating income
- brand contribution
- value share of nonalcoholic ready–to–drink segment
- volume share of nonalcoholic ready–to–drink segment
- net revenue
- gross profit
- profit before tax

For the most recent performance periods the performance measure was compound annual growth in earnings per share. The Compensation Committee chose this measure as it believed such measure is a key metric for our growth model as it was determined to align closely the interests of the senior executives with those of our shareowners. Growth in earnings per share has historically correlated with our share price. Generally, the Compensation Committee sets the target level for a three–year performance period. For the 2006–2008 performance period, the Compensation Committee set the performance target at 8% compound annual growth in earnings per share. The threshold award requires 6% growth and the maximum award is earned at 10% growth. No award is earned if growth is less than 6%.

Mr. Isdell received a target award of 160,000 performance share units in February 2006 at the regularly scheduled Compensation Committee meeting. Due to the change in normal grant date as discussed above, there were no regularly scheduled grants of performance share units in 2006, except to the Chief Executive Officer. The other Named Executive Officers received performance share units for the 2006–2008 performance period in December 2005.

In determining the minimum, target and maximum earnings per share levels, the Compensation Committee may consider the specific circumstances facing the Company for the specific performance period. Actual awards range from 0% to 150% of the target number of performance share units awarded. For the 2006–2008 performance period, Named Executive Officers receive:

- no award for performance results over the period that do not meet the minimum performance level;
- an award between 60% but less than 100% of the target amount if the minimum level of performance is exceeded, but results do not meet the expected level;

December 21, 2007

RECEIVED
2007 DEC 26 PM 4:19
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

U. S. Securities & Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N. E.
Washington, D. C. 20549

Reference: Coca-Cola Shareowner Proposal Submitted By Elton W. Shepherd

Ladies and Gentlemen:

I have received a letter from Hogan & Hartson , counsel to Coca-Cola, regarding my 2008 shareowner proposal.

Background

In October 2001, I submitted a proposal for inclusion in Coca-Cola's 2002 proxy, urging the Board to terminate its Restricted Stock Program. After consultation with Mark Preisinger, Coca-Cola's Assistant VP for Shareowner Affairs, I was promised that my concerns regarding the premature release of unvested, restricted shares would be addressed. I withdrew the proposal.

As my concerns were not addressed, in 2002, I resubmitted my proposal. Although Coca-Cola urged the SEC to exclude my proposal, I presented it at the 2003 annual meeting and received about 6% of the vote.

In 2004, I modified my proposal urging the Board to tie future restricted stock grants to performance targets and urging that any premature release of unvested, restricted stock be approved by shareowners. I received about 27% of the vote.

As Performance Share Units (PSU's) are another form of restricted stock, in 2005, I urged the Board to tie future restricted stock and PSU grants to performance targets and urged that any premature release of unvested, restricted stock or PSU's, be approved by shareowners. I received about 32% of the vote.

In 2006, and again in 2007, I resubmitted the same proposal as 2005, each time receiving about 32% of the vote.

Relationship With Mark Preisinger

Mr. Preisinger has been very helpful. Since 2001, I have met with him at Coca-Cola headquarters, had lunch with him on numerous occasions, corresponded with him frequently and spoken with him by phone many times. On occasion Mr. Preisinger has asked me to modify my supporting statement or pointed out an inaccuracy on my part. Based on Mr. Preisinger's input, I have modified and/or deleted elements of my supporting statement from time to time. It is regretful that Mr. Preisinger did not contact me regarding my 2008 proposal.

Ordinary Business Operations

Counsel states that "equity compensation proposals focusing solely on compensation paid to senior executive officers and directors are not considered matters within the 'ordinary business operations' of a company and are not excludable under Rule 14a-8(i)(7)." I agree. Moreover, Mr. Preisinger has informed me that 36 - million restricted shares, with a current market value of $2.2 - billion dollars, have been awarded since 1983, hardly ordinary compensation, but rather, pretty ***extraordinary.***

Counsel states that my proposal "does not purport to limit its application to awards made to senior executive officers and directors (or any other specific group of employees), but instead would apply to all awards of restricted stock and PSU's, regardless of the rank or position of the grantee." My understanding is that only senior officers and directors are eligible for restricted stock and PSU awards. However, to add clarity for shareowners, I propose to modify the first sentence of my proposal to state "Resolved, That Shareowners Urge Coca-Cola's Board That A Significant Percentage of Future Awards Of Free Restricted Stock And Performance Share Units To Senior Executive Officers And Directors" followed by the rest of my proposal left unchanged.

False & Misleading - Mary Minnick

I was informed by Mr. Preisinger that Ms. Minnick was terminated in February 2007. In an April 2004 letter, Mr. Preisinger provided a copy of Coca-Cola's PSU Program. On page 5, attached as exhibit #1, it states that in the event of voluntary resignation or termination for cause the recipient must "forfeit the entire award."

Furthermore, prior to the 2007 annual meeting, Mr. Preisinger put me in touch with a Coca-Cola executive compensation expert, a woman whose name I do not recall. The woman informed me by phone that Ms. Minnick's target for the 2004 - 2006 program was 46,000 PSU's. However, only 19,228 of these PSU's met the performance criteria. The woman informed me further that Ms. Minnick would receive a check in 2007 for $923,000, the cash equivalent of these 19,228 forfeited PSU's. If in fact these 19,228 unvested PSU's were instead released, I was misinformed by Coca-Cola. Either way, Ms. Minnick received $923,000.

The compensation expert informed me further that for the 2005 - 2007 program, Coca-Cola anticipated that Ms. Minnick would receive $773,000 in cash in early 2008. Thus, I was told that Ms. Minnick would receive cash payments of $923,000 in early 2007, plus $773,000 in early 2008, for a grand total of approximately $1.7 - million dollars, as stated in my supporting statement.

Counsel acknowledges, as I stated above, that Ms. Minnick "will also be entitled to receive a pro rata cash payment for PSU's earned during the 2005 - 2007 PSU performance period, if the performance criteria are met." Finally, counsel claims "the Company does not know where the Proponent obtained the '35,000 number' included in his supporting statement." Again, as noted above, I obtained my information from the Coca-Cola compensation employee. However, to resolve counsel's objection, I propose to delete the phrase " . . . Minnick received the cash equivalent of 35,000 forfeited, unvested shares" that appears next to her name in the table in my supporting statement.

False & Misleading - Establishment of Performance Share Unit Program

I thought the PSU program began in 2001. As my error is unintended, I propose to delete "2001" and substitute "2003".

False & Misleading - PSU Growth Targets

Regarding earnings per share (EPS), Coca-Cola reported on page 6 of its 2006 annual report that diluted EPS were $2.16 in 2006 versus $2.04 in 2005. $2.16 divided by $2.04 equals an increase of +5.9%, as stated in my supporting statement. Counsel acknowledges this fact.

Further, on page 2 of its PSU Program description, attached as exhibit #2, Coca-Cola states that the "calculation of compound annual growth in EPS shall be adjusted for significant structural changes, accounting changes, and other operating and non - operating charges and gains disclosed separately in the year - end earnings release or other Company public communications for the base year and each year of the Performance Period." In other words, as noted in my supporting statement, Coca-Cola can achieve its PSU growth target by excluding certain accounting charges.

Finally, as Mr. Preisinger informed me that Coca-Cola did not meet its PSU performance targets during 2002 - 2004 or during 2003 - 2005, it could not have mathematically met its 2004 - 2006 EPS growth target of +8.0% because, as noted above, 2006 EPS increased just +5.9%. The PSU program is complicated. To add clarity, I propose to delete the statement "In 2006, Coca-Cola met its PSU growth target by excluding certain accounting charges. Actual EPS grew +5.9%, not +8.0%" and substitute the statement "Coca-Cola reserves the right to exclude certain accounting charges when calculating PSU growth targets."

False & Misleading - PSU Forfeitures and Issuances

In April 2007, shortly after the annual meeting, I contacted Karen Danielson, a Coca-Cola employee and former member of Mr. Preisinger's staff. On three occasions I asked Ms. Danielson for information regarding PSU forfeitures and new issuances. As Ms. Danielson did not respond and as this information is not in Coca-Cola's 2007 proxy, I assumed the ratio was 3 new PSU's for every 1 PSU forfeiture, the same ratio I used in my 2007 shareowner proposal. As it is very important for shareowners to know that even if PSU's are forfeited, new ones are often issued, I propose that Coca-Cola provide me with the correct ratio for the 2003 - 2007 timeframe and I will include it in my 2008 proposal.

False & Misleading - Shareowner Table

In 2007 I contacted each shareowner in the table via letter seeking their support. Some responded informing me they had voted no. Others did not respond. For example, I wrote to Emory and Georgia Tech a second time and informed them that unless I heard otherwise, I would assume going forward that they had consistently voted no. They did not respond. I am pleased that one shareowner did vote yes, but this shareowner did not inform me. I propose that the shareowner who voted yes should be deleted form the table and the % yes vote, excluding these no votes, be recalculated. I can not do this unless I am informed who voted yes.

Summary

Since my first proposal in 2003, the central thrust of my effort has been to highlight Coca-Cola's restricted stock program, particularly the repeated premature release of unvested, restricted shares. Note that Coca-Cola does not deny the premature release of unvested, restricted shares. While counsel does object to my failure to include the words "to senior executive officers and directors" as described above, I have suggested that these six words be added to my 2008 proposal.

Most of counsel's objections center on the PSU program. The PSU program is ***very complex***, has changed over time and is difficult to describe in 500 words are less. Any errors that counsel alleges are unintentional and have always been handled by modification or deletion by me prior to printing the proxy statement. We can do so again.

There are four tables in my supporting statement, containing a grand total of 23 named executives or shareowners. Yet, counsel can point to just one shareowner who voted yes instead of no and to Ms. Minnick, where counsel does not deny that she received $1.7 - million dollars in cash or unvested shares. With all due respect to counsel's objections, I have worked closely with Coca-Cola since 2003 to ensure accuracy.

I continue to resubmit my proposal for a very simple reason . . . I believe shareowner support for my proposal was the key reason that a $75 - million dollar unvested, restricted share grant to former CEO Daft was rescinded in 2004 when he departed. This is important to me because during my employment at Coca-Cola I received annual, modest grants of stock options. I paid for all of my options. When I retired, some unvested options were forfeited under the terms of the Stock Option Plan. Thus, I believe it is only fair that senior departing executives, with unvested restricted share grants, be held to the forfeiture requirements of the Restricted Stock Plan.

I hope you agree. If so, please direct Coca-Cola to include my proposal, with the changes I have suggested, in its 2008 proxy

In accordance with Rule 14a-8(j) I have enclosed six copies of this letter including exhibits #1 and #2. I have also copied Mr. Preisinger. My understanding form counsel's letter is that the SEC will provide my response to Hogan & Hartson.

Also, please know that I bear no animus toward CEO Isdell whom I have never met. Best wishes in all endeavors and have a happy holiday season.

Yours for the SEC,

[signature]

Elton Shepherd
720 Buff Drive N. E.
Atlanta, Georgia 30342
404 - 219 - 1048 (Cell)

cc Mark Preisinger

P. S. As my son attends college in California, I will be there until January 5th. If necessary, I can be contacted by phone.

EXHIBIT #1

Transfer to a Related Company	• The Performance Period and Vesting Period continues. • At the end of the Performance Period, there will be no Award unless, and to the extent that, the Performance Criteria are met. • If the Performance Criteria are met, instead of an award of Shares, the Recipient shall be paid a cash amount equal to the value of the Shares that would have been awarded, prorated as described below, paid on the Release Date, with the value determined as of the Release Date. In order to receive any payment, the Recipient must continue to be employed by a Related Company until the Release Date.	• If the Performance Criteria have not been met, there shall be no award. • If the Performance Criteria are met, the Vesting Period continues. Provided that the Recipient continues to be employed by a Related Company until the Release Date, instead of an award of Shares, the Recipient shall be paid a cash amount equal to the value of the Shares that would have been awarded, with the value determined as of the Release Date.	• Vesting Period continues. • Shares granted will be released on the Release Date, provided all other terms and conditions are satisfied and Recipient continues to be employed by a Related Company until the Release Date.
Involuntary Separation (other than for Cause)	• Awards held less than 12 months from the date of Involuntary Separation shall be forfeited. • For all other awards, the Performance Period continues. • At the end of the Performance Period, there will be no award unless, and to the extent that, the Performance Criteria are met. • If the Performance Criteria are met, instead of an award of Shares, the Recipient shall be paid a cash amount equal to the value of 50% of the Shares that would have been awarded, prorated as described below, with the value determined as of the Grant Date.	• If the Performance Criteria have not been met, there shall be no award. • If the Performance Criteria have been met, Recipient shall be paid a cash amount equal to the value of a prorated number of Shares that would have been awarded (prorated based on the number of months between the beginning of the performance period and the date of separation), with the value determined as of the later of the Grant Date or the date of separation.	A prorated number of Shares (prorated based on the number of months between the beginning of the performance period and the date of separation), will be released within 90 days of the date of involuntary separation.
Voluntary resignation or Termination for Cause	Forfeit entire award	Forfeit entire award	Forfeit entire award

(i) Where a cash payment is provided, the value of the Shares will be determined using the closing price per share, as reported on the New York Stock Exchange Composite Transactions listing on the applicable date (as defined according to the relevant situation above), or, if the New York Stock Exchange is not open for trading such date, the trading date immediately preceding the applicable date. The cash payment will be subject to all applicable tax withholdings and made as soon as administratively feasible.

EXHIBIT #2

The performance criteria shall be: compound annual growth in earnings per share. Earnings per share shall be defined as:

Numerator: the numerator set forth in the definition of diluted earnings per share under United States Generally Accepted Accounting Principles (U.S. GAAP) (Financial Accounting Standard 128 and/or applicable standards and interpretations in effect for the year), excluding items as defined below.

divided by

Denominator: the denominator set forth in the definition of diluted earnings per share under U.S. GAAP (Financial Accounting Standard 128 and/or applicable standards and interpretations in effect for the year).

The calculation of compound annual growth in earnings per share shall be adjusted for significant structural changes, accounting changes, and other operating and non-operating charges and gains disclosed separately in the year-end earnings release or other Company public communications for the base year and each year of the Performance Period. The intent of this adjustment is to provide a consistent year-to-year comparison of performance on the specified measure.

Compound annual growth rate in earnings per share shall be rounded to the nearest whole percentage point.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 3, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Coca-Cola Company
Incoming letter dated December 14, 2007

The proposal requests that a significant percentage of future awards of restricted stock and performance share units be tied to specific performance metrics and, further, that performance targets and timeframes be clearly communicated to shareholders. In addition, the proposal requests that future awards of restricted stock and performance share units not be prematurely released or substantially altered without a shareholder vote.

There appears to be some basis for your view that Coca-Cola may exclude the proposal under rule 14a-8(i)(7), as relating to Coca-Cola's ordinary business operations (i.e., general compensation matters). Accordingly, we will not recommend enforcement action to the Commission if Coca-Cola omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Coca-Cola relies.

Sincerely,

Craig Slivka
Attorney-Adviser

END